J.P. MORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 10, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	J.P. Morgan Trust II (the “Trust”); File Nos. 002-95973; 811-04236 – Post-Effective Amendment No. 249

Dear Ms. White:

This letter is in response to the comments you provided with respect to the Rule 485(a) filing of the Trust’s Registration Statement concerning the JPMorgan U.S. Government Money Market Fund Eagle Private Wealth Class Shares (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”), which is expected to become effective on or about July 31, 2017 pursuant to the Rule. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS COMMENTS

The Fund’s Main Investment Strategy

1.	Comment: The disclosure states “The Fund will generally hold a portion of its assets in cash, primarily to meet redemptions.” However, the strategy states that “Under normal conditions, the Fund invests its assets exclusively in…”, going on to list debt securities issued or guaranteed by the U.S. government, or by U.S. government agencies or instrumentalities or Government-Sponsored Enterprises and repurchase agreements fully collateralized by U.S. Treasury and U.S. government securities. Please reconcile these two statements. Additionally, please consider whether the Fund requires an 80% test under Rule 35d-1 of the Investment Company Act of 1940.

Response: We respectfully submit that these two statements are not inconsistent. When the Fund’s assets are invested, they are invested, under normal conditions, exclusively in the types of investments listed in the prospectus. As noted in the disclosure, the Fund generally holds a portion of its assets in cash to address its liquidity needs. With regard to Rule 35d-1, the Fund has a fundamental policy which fulfills the requirements under the Rule.

The Fund’s Main Investment Risks

2.	Comment: Under “State and Local Taxation Risk” please define “TLGP.”

Response: In response to the comment, we plan to revise the disclosure.

How Your Account Works

3.	Comment: In the section titled “Redemptions-In-Kind,” please consider disclosing if securities issued to meet redemptions-in-kind will be a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio or a representative securities basket from the Fund’s portfolio.

Response: We believe that the existing disclosure identifies for shareholders the possibility that they may receive a redemption-in-kind and the risks that they may face in holding and disposing of such securities. We do not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind slice may be selected. Therefore, we respectfully decline to add additional disclosure at this time.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Investments in the Commonwealth of Puerto Rico

4.	Comment: Please consider updating this section to reflect Puerto Rico’s debt restructuring petition.

Response: We plan to revise the disclosure in connection with the filing being made pursuant to Rule 485(b) under the Securities Act.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call Greg Samuels at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels
Assistant Secretary

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